Green Island EV Corp.

Regulation Crowdfunding Form C
Offering Memorandum

Target Offering Amount of $50,000 to a Maximum Amount of $1,000,000

Climate Common Equity or "Shares or Securities"

Offering 100,000 Shares

Original Issue Price: $10 per Share

Non-voting

Class B Common Stock

Minimum Investment: $100

Incremental Amounts of $100

Offering Period: From August 22, 2022 to November 17, 2022

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 2 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company intends to, but is not required to, execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

The Company

Name of Company [1]

Green Island EV Corp. ("The Company" or "GIEV")

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.
7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

DocuSigned by:
John Gillie
3329F66046FA489...

[Signature]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

Directors [4]

[Provide the following for each director: full name, dates of board service at the Company, principal occupation and prior three years of business experience]

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
John Gillie	Chairman of the Board	August 10, 2021 to Present	Executive
Other Position at Issuer		**Period of time**	
Founder & CEO		Since August 10, 2021	
Business Experience in the Past Three Years			
Employer	Title	Principal Business of the Employer	Dates
TruckTractorTrailer.com	Founder & CEO	Software & E-commerce	11/1/17 to Present
Lion Electric Co.	C-Suite Advisor	Manufacturer of all-electric heavy-duty vehicles.	2015 to 2020

Full Name	Current Position and Title	Dates of Board Service	Principal Occupation
Robert O. Gurman	Director	August 10, 2021 to Present	Consultant
Other Position at Issuer		**Period of time**	
Chief Financial Officer		August 10, 2021 to Present	
Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Self: Proenergy	Managing	Clean mobility & clean energy consulting	6/2019 - present

Consulting LLC	Consultant		

Full Name	**Current Position and title**	**Dates of Board Service**	**Principal Occupation**
Tevin C. S. Grant	Director	August 10, 2021 to Present	Attorney
Other Position at Issuer		**Period of time**	
General Counsel		August 10, 2021 to Present	
Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
New York City Department of Environmental Protection	Assistant Counsel	Environmental Protection	3/2005 – Present
Green Apple Transport	Founder/President	School bus and public transportation contractor	5/2019 - Present

Full Name	**Current Position and title**	**Dates of Board Service**	**Principal Occupation**
Blake Krapf	Board Member	August 10, 2021 to Present	President / CEO
Other Position 1 at Issuer		**Period of time**	
N/A		N/A	
Business Experience in the Past Three Years			

Employer	Title	Principal Business of the Employer	Dates
Krapf Group	President / CEO	School bus and public transportation contractors	April 2004 - Present

Officers [5]

[Provide the following for each officer: full name, current job title, dates held and prior three years of business experience, including any other positions with the Company]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	**Current Position and Title**	**Dates of Board Service**	**Principal Occupation**	**Other Employer**
John Gillie	Founder & CEO	August 10, 2021 to Present	Executive	Truck Tractor Trailer.com, Inc.
Other Position at Issuer		**Period of time**		
N/A				
Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**		**Dates**
Truck Tractor Trailer.com, Inc.	Founder & CEO	Software & E-commerce .		11/1/17 to Present
Lion Electric Co.	C-Suite Advisor	Manufacturer of all-electric heavy-duty vehicles.		2015 to 2020

Full Name	**Current Position and title**	**Dates of Board Service**	**Principal Occupation**	**Other Employer**
Robert O. Gurman	Chief Financial Officer	August 10, 2021 to Present	Consultant	Proenergy Consulting LLC
Other Position at Issuer		**Period of time**		
None		N/A		
Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**		**Dates**
Self: Proenergy Consulting LLC	Managing Consultant	Clean mobility & clean energy consulting		6/2019 - present

Full Name	**Current Position and Title**	**Dates of Board Service**	**Principal Occupation**	**Other Employer**
Tevin C. S. Grant	Secretary	August 10, 2021 to Present	Attorney	New York City Department of Environmental Protection
Other Position at Issuer		**Period of time**		
None		N/A		
Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**		**Dates**

New York City Department of Environmental Protection	Assistant Counsel	Environmental Protection	3/2005 – Present
Green Apple Transport	Founder/President	School bus and public transportation contractor	5/2019 - Present

Principal Security Holders [6]

[Provide the following for each person who owns 20% or more of the Company's voting equity securities at the most recent practicable date but no earlier than 120 days of the listing date: full name and ownership percentage.]

Below are the names and ownership levels of each person or entity, as of August19, 2022 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Owner Name or Holder of Founder's Units	**Number and Class of securities Now Held**	**% of Voting Power Prior to Share Offeri**	**% of Voting Power After ShareOffering**
John Gillie	1,000,000 Common Shares Class A	77%	77%

Table 2. Beneficial Owners ownership percentages as of August 19, 2022

The Business

Description of Business [7]

[Describe the Company's business and provide a detailed business plan]

Green Island EV Corp. ("GIEV") is an early-stage Electric Vehicle Original Equipment Manufacturer (EV OEM) founded to manufacture microtransit – and eventually, autonomous – EVs in Green Island, New York for communities, organizations, and companies seeking efficient, sustainable, clean energy mobility solutions. Green Island EV Corp. anticipates to be New York's solution to EV job creation.

GIEV is focusing in this launch phase on product design (initially: Type A electric school buses), IP development, and supply chain, as well as active pre-marketing to secure firm fleet vehicle orders commencing by late 2023-2024. GIEV projects – conservatively – delivering 50 vehicles by the end of 2024, and growing its order book consistently from there. The Company should achieve breakeven around 2028, with approximately 1,100 delivered vehicles, and will then generate net cash flow to accelerate ambitious growth and expansion plans.

Please refer to the Company's Offering Page on the Raise Green Site for additional information on the Business Plan and copied here in Appendix 5.

Solution: What makes your business's product a good solution? What market problem is it addressing?

GIEV is developing its business around "product market fit," which involves identifying what a company's target customers are buying & using. Product-market fit means finding a good market with a product capable of satisfying that market. As detailed elsewhere in this document, legislation in NY State is encouraging conversion of the state's more-than 45,000 diesel and gasoline school buses to electric and, in fact, the state is committing to 100% electric school buses by 2035 (State of the State Book, page 161; https://www.governor.ny.gov/news/governor-hochul-delivers-2022-state-state). As a tangible accelerant of this process, New York's Governor Kathy Hochul recently announced plans to allocate $500 million in the 2022-2023 state budget specifically toward school bus electrification (https://www.wri.org/news/statement-new-york-enacts-first-nation-plan-electrify-all-state-school-buses). This is our home state, but many other states are adopting similar policies. Thus, GIEV is focusing its initial product development efforts on Type A electric school buses, and believes that this product will fit in perfectly in New York, as well as other states considering the same or similar school bus electrification objectives. GIEV is focusing this launch phase on product design, IP development, and supply chain, as well as active pre-marketing to secure firm fleet vehicle orders commencing by late 2023-2024. GIEV projects – conservatively – delivering 50 vehicles by the end of 2024, and growing its order book consistently from there.

The Team: What expertise and experience does your team bring?

John Gillie (Founder, CEO & Board Chair of the Green Island EV Corp.) has experience in growth strategy, organizational development, M&A integration, turnaround, and start-ups with 30 years in the B2B Commercial Transportation sector. Prior to Green Island EV Corp., Mr. Gillie founded TruckTractorTrailer.com (TTT) to introduce a new approach in the digital, ecommerce, online marketplace for transportation assets, products, and services. Mr. Gillie currently serves on the Board of Empire Clean Cities and from 2015 to 2020 served as the Advisor to the Founder/CEO of Lion

Electric. Prior to TTT, John was CEO of MissionOne, a boutique C-Suite and Board advisory practice he founded in 2013 and remains active with prior clients in a mentorship capacity. From 2010 to 2013, John was Chief Commercial Officer of First Student (First Group America). Prior to First Group, he served in various executive roles at ARAMARK, Republic Services and Noble Biomaterials. After serving in the United States Marine Corps, John earned a B.A. and an M.B.A. in Finance from the University of Phoenix and completed numerous executive development programs including those facilitated by ARAMARK, Harvard Business School, Penn State, and Cornell University.

Robert Gurman – Chief Financial Officer; member of GIEV Board. Robert O. Gurman is Managing Consultant of Proenergy Consulting, a clean transportation & clean energy consultancy. Mr. Gurman is an experienced commercial & finance professional in the vehicle electrification/clean mobility, clean energy, renewable energy, and project & infrastructure finance space, having been involved in over $34 billion of transactions in his 30+ year career. His most recent publication, "Taking Commercial Fleet Electrification to Scale: Financing Barriers and Solutions," was published by CALSTART (https://globaldrivetozero.org/publication/taking-commercial-fleet-electrification-to-scale-financing-barriers-and-solutions/). Mr. Gurman currently serves on the Board of Empire Clean Cities.

Mr. Gurman is a co-founder, and on the Investment Committee, of Newmarket Capital - International Infrastructure Finance Company Funds (approx. $1.75 billion combined). He is also Acting Chairman of the Utility Debt Securitization Authority, a NY State agency restructuring and securitizing ~$5.0 billion of Long Island Power Authority (LIPA) debt. Mr. Gurman has taught project & infrastructure finance for Standard & Poor's Global Market Intelligence, and has also taught and lectured at Johns Hopkins University – SAIS (adjunct professor), Columbia University Business School, and New York University. He has also served as an Expert Witness in commercial & bankruptcy litigation.

Tevin Grant – General Counsel; member of GIEV Board. Empire Clean Cities Board member. President, Green Apple Transport, an EV transportation start-up. Assistant Counsel at NYC Department of Environmental Protection. Mr. Grant has worked on many groundbreaking environmental law initiatives such as NYC's EV school bus legislation and NYC's anti-idling citizen suit legislation.

Blake Krapf - member of GIEV Board. CEO, KRAPF TRANSPORTATION. With 2,500+ school and paratransit buses and 3,500 employees, KRAPF is one of the largest privately-owned contractors in the nation with operations in Pennsylvania, Delaware, New Jersey, New York.

GIEV has also identified, and received commitments from, experienced industry executives with extensive operational experience, who will join GIEV upon its funding.

Revenue: How will the Company earn revenue?

GIEV expects to receive the benefit of digital marketing, sales, and ecommerce expertise from its affiliated company, TruckTractorTrailer.com ("TTT") dba GreenIslandEV.com which will build an ecommerce digital dealership experience inspired by Tesla.com leveraging https://trucktractortrailer.com/ . TTT matches buyers and sellers of heavy duty vehicles, and has already launched its marketing efforts to create awareness and generate interest for GIEVs electric vehicles in New York. Pre-orders will be converted into electric vehicles assembled at GIEVs electric vehicle assembly facility in Green Island, NY, and GIEV will receive revenues upon delivery of these EVs to its fleet customers. GIEV projects that it will break even with annual deliveries of approximately 1,100 vehicles, and deliver significant net cash flow upon achieving peak annual production of approximately 2,500 vehicles.

Differentiation: What differentiates the Company from competitors? Compare the company to leading direct competitors.

As stated elsewhere, GIEV is developing its business around "product market fit," which involves identifying what a company's target customers are buying & using. The NY State school bus market is an ideal initial target market, and GIEV - being NY State based and creating 200+ good future-oriented jobs for New Yorkers - will be ideally situated to capitalize on this market. GIEV will further differentiate itself by being conservative in its development efforts and initial product launch, and thereby projects that it can break even, and begin to provide dividends to its valued shareholders, with sales of just 1,100 vehicles per annum. Another critical differentiator of GIEV to its competitors is that it has an affiliation with TruckTractorTrailer.com ("TTT"), which will be its digital dealership. TTT will begin pre-selling GIEV's product immediately upon funding from this Raise Green-led share offering.

New York State is a leader in the United States in promoting clean environmental policy and reducing greenhouse gas emissions ("GHG"). Its precedent-setting Community Leadership and Community Protection Act ("CLCPA"), passed by the legislature and signed into law in 2019, specifically looks to accelerate adoption of vehicle electrification as one of the primary ways to achieve its environmental and GHG-reduction goals.

Customers: Who is the Company earning revenue from? What is your target market?

The GIEV Commercial Team, supported by TTTs digital sales and marketing, will target municipalities, fleet owners and operators who are making the transition to electric vehicles, originally within New York State, for its initial fleet orders. GIEV expects this to be a lucrative market, due to motivated school districts with NY State funding that will encourage the transition to electric school buses. For example, there's greater than 45,000 yellow school buses - all diesel or gasoline powered - currently operating in New York state. However, NYS's CLCPA seeks to encourage conversion of these vehicles to electric and, in fact, the state is committing to 100% electric school buses by 2035, and NYS Governor Kathy Hocul recently announced plans to allocate $500 million in the 2022-2023 state budget specifically toward school bus electrification (https://www.governor.ny.gov/sites/default/files/2022-01/2022StateoftheStateBook.pdf, p. 160). GIEV's initial product, Type A buses, are a lower price point than the larger/largest categories, and thus will make for faster sales. GIEV also anticipates a shorter prototype development cycle, because the primary EV components will be obtained from prime suppliers such as Ford (F-350 & F-450 base model), Proterra (EV drivetrain & battery), etc.

Partners: What partners will help this Company earn revenue, either currently working with or planned?

In addition to the relationship with affiliate TTT described above, GIEV is creating an ecosystem of partners, both within the Capital District around the New York State capital of Albany, as well as from around the United States. This includes academic institutions around which GIEVs Research & Development (Rochester Polytechnique Institute, Hudson Valley Community College, etc.), manufacturing and operations will be scaled, as well as established commercial & industrial companies from which to draw goods & services; the region also has a highly skilled labor force. See the Product Pillar below for additional partners with which GIEV expects to work.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

GIEV is the issuer of the Securities, and the operating corporate entity; there are no subsidiaries.

Green Island EV Corp. (GIEV) expects to commence operations structured under one common platform along four distinct operating "Pillars." Each Pillar Team will be led by a Pillar Leader and will have a Mandate with deliverables. Each full time team member will have a Role Mandate that clearly defines individual responsibilities, expectations, dependencies and reporting structure.

Pillar 1: PEOPLE led by CEO, John Gillie, and planned to be supported by Executive Search firm VANTA Partners, will consist of a cross section of Talent Management experts including representatives from GIEV Partner Schools: Rensselaer Polytechnic Institute, Rochester Institute of Technology, Hudson Valley Community College, Schenectady Community College, SUNY Albany, Union, Clarkson and Cornell.

Pillar 2: PRODUCT led by GIEV Chief Product Officer and planned to be with Tech STACK Partners from EV industry leaders like Proterra, Commercial Vehicle Group (25+ EV OEM customers), GE Ventures, National Grid, ConED, Global Foundries, Plug Power, BAE Systems (John Hroncich), Moog Autonomous Solutions and handpicked EV subject matter experts from GIEVs largest network of municipal fleet operators (CDTA, NYS/NYC DOT, etc.) and contractors (Krapf Transportation, National Express, First Group, Beacon Mobility, etc.)

Pillar 3: REVENUE led by CEO John Gillie, planned to be supported by GIEV's in-house digital sales and marketing agency and dealership team from TruckTractorTrailer.com dba GreenIslandEV.com

Pillar 4: FINANCE, ADMINISTRATION & LEGAL led by CFO Robert Gurman and GC Tevin Grant; well seasoned, accomplished, lifelong New Yorkers with superior track records of successfully supporting EV sector initiatives as described above.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

[Summarize (in bold) and then describe each material factor that makes investing in the Company risky]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Limited operating history

The Company is an electric vehicle OEM start-up, its facilities and products are still being developed, in part, with the proceeds of the Offering. The Company, which was organized in August 2021, has no operating or revenue history. The Company's initiatives towards customer acquisition and obtaining firm pre-orders are just getting started, funded - in part - with the proceeds of the Offering. There is no guarantee that the Company's efforts at developing its facilities and products, nor at customer acquisition and obtaining firm pre-orders, will be successful, in whole or in part. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Nascent Industry

The vehicle electrification industry has not reached a level of maturity, with proven products, market leaders or business models. In addition, the Company's target customers, fleet operators, are in various stages of the transition to electric vehicles, from the one extreme of giving that transition no consideration at this early stage, to a full embrace of the challenges of that transition. However, the process is different for each fleet operator, as well as their management & staff, shareholders, suppliers, and customers; regulators & government agencies, financing parties, and insurance companies, to name a few additional parties, are all figuring out their strategies. A complementary industry, that of the electric charging infrastructure providers (the electric "fuel" to EVs), is also in its infancy, and likewise experiencing similar challenges of reliable & efficient products, business models, and financing sources.

Early-stage Product Development

Within this nascent industry, there can be no assurance that GIEV will successfully develop products, and attract customers, establish the partnerships and lock in contracts, to achieve its business plans and achieve profitability in the medium or long term. As to GIEV's initial product or products, which will focus on Type A electric school buses, and similar microtransit models to start, planning is still preliminary and may not meet market expectations.

Factory Risk

The Factory that GIEV plans to lease to manufacture their products has not been built yet. There is no agreement in place that commits Luizza's, the independent contractor GIEV expects to build and lease the Factory from, to build the Factory. Construction of GIEV's manufacturing/assembly facility is subject to an independent contractor's timely receipt of all permits & approvals, and the construction timeline is not firmly set at this point in time. Further, fit out of the facility is subject to supplier's availability of equipment, and potentially volatile prices.

The Company will need to continue to raise capital to complete build-out of its facilities and products, although Luizzi will construct the facility & campus shell buildings, and to attract new fleet customers to assure growth.

Competition

There is the threat of competition, as it is possible that other electric vehicle OEMs may take up residence in, or target as a key market, New York State. GIEV is a start-up, while there are more established competitors, and they can demonstrate actual products in service currently, whereas GIEV will rely on virtual marketing and prototypes in its initial selling cycle; this could put GIEV at a disadvantage to competitors in the near term. As such, initial fleet orders may materialize more slowly than GIEV anticipates, delaying its path to profitability, possibly significantly.

Incumbent Competition

At this stage, electric vehicles are more expensive to purchase than internal combustion engine ("ICE") vehicles, and therefore rely on government subsidies, grants and/or incentives (cash and/or tax credits) to promote adoption. When a full life cycle of reduced operating, maintenance & electric fuel costs are factored in over the vehicle life cycle, greater adoption of EVs will rely on these upfront incentives for the foreseeable future, as well as anticipated – but not assured – cost reductions in batteries and other primary components to drive costs closer to purchase price parity, EV-to-ICE.

Government Regulation and Incentives

The Company is subject to legislation and regulation at multiple levels of government - federal, state and local. Regulations are continually being reviewed and occasionally updated by legislation, and the Company expects that court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on the industry and the business.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. Investors should not invest unless they can afford to lose their entire investment. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in this Security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the Company's use of proceeds.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the Company's decision making process and must rely on management of the Company.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. The Company's executive officers currently hold other full-time positions and may not be able to devote the necessary time for the Company's success. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may make hiring mistakes. If we can't attract or make hiring mistakes, this could adversely affect our business, financial condition, and operating results.

Raising Additional Capital

The Company aims to raise significant capital.

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to pay off future loans and other obligations thus causing it to go into default and/or be able to pay equity investors a return on their investment. . If the Company raises additional funds by issuing additional debt or equity securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it will have a material adverse effect on the Company's financial condition.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General economic conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect contract payments, and the Company's ability to identify purchasers of its products. . The Company is focused in one industry – and an economic downturn could impact this industry specifically, while other industries are less affected – the Company carries a lack of diversification risk. The early stage means it is even more at risk to meet business objectives as there is no established revenue stream and pipeline of contracts.

COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis or fulfill subscriber contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Subscribers, Building owners may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their contractual payments which in turn would impact the Company's to meet its debt obligations and pay dividends. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company may be negatively affected by the sustainable energy industry in general, and vehicle electrification efforts in particular. The Company is a "non-diversified" investment and changes in its financial condition or market value may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date in the case of Debt Notes, or in the case of Equity/Shares forever. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell their securities, and must obtain Company written approval.

Valuation Risk

While the Company believes that the share price of the Securities in this offering and other terms are generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is very difficult.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

The Company is disclosing the following: in 2011, Tevin Grant filed a voluntary Chapter 7 Bankruptcy which was closed and discharged in 2011.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of Shares Will Limit the Ability of Purchasers to Transfer their Interests

Shares offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Shares may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Shares, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Management Team

Any prior transactions or businesses involving the Management Team should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

Common Equity Risks

Long term hold

As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefor bear the economic risks of its investment for an indefinite period of time.

No Promise of Return

Unlike a debt holder, an equity investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greatest opportunity for a higher return commonly referred to as risk vs return. Before dividends are paid to an equity holder, the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. So for example, debt outstanding, accounts payable, and if designated preferred stock holders. As a common equity owner, you are typically the last to receive any distributions. As a non-voting owner, you will not have any ability to influence the payment of dividends.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

Transfer

No transfer of the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost. In addition, Rule 144, which permits the resale, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity.

Risks Related to Minority Ownership Factors [22]

[Describe the risks related to minority ownership in the Company]

Shareholders of this offering are minority owners with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have less rights than other investors.

Risks Related to Certain Corporate Actions [23]

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

Additional issuances of securities

The Company may issue additional securities of the same, or different, class, to the Shares which may reduce the value of the Shares due to dilution. Those additional issuances may have preferred rights or other preferential treatment that negatively impact the Shares ability to receive a dividend or expected return.

Company repurchases of securities

Any repurchase of securities potentially reduces the Company's available funds to support its business. Repurchases of Shares issued in this offering may be at a lesser value than they were purchased for. Minority shareholders will have no rights to influence the decision to repurchase shares.

A sale of the Company or of assets of the Company

A sale of the Company may be at a lesser value than the valuation of Shares in this offering. A sale of assets may decrease the valuation of the Company, reducing the value of the Shares. Minority shareholders will have no rights to influence the decision to sell the Company or assets of the Company.

Transactions with related parties

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to for key business investments In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value or result an issuance of securities with greater rights than Shares in this offering.

The Offering

Purpose [9]

[Describe the purpose of the offering]

The Company desires to:

1. Obtain funds from crowdfunding investments to finance its initial launch of an Electric Vehicle company founded to manufacture commercial Microtransit Electric Vehicles in New York State.
2. Give more people access to impact investing using Raise Green's crowdfunding platform.
3. Enable people to access an investment in the rapidly growing, and critically impactful, commercial Electric Vehicle sector.
4. Expand and strengthen the Company's community of supporters by making investing in the Company, and in the green economy, inclusive and accessible to all members of its community.

Use of Proceeds [10]

[Describe in reasonable detail the intended use(s) of the net proceeds of the offering. If there are a range of possible uses, identify and describe each use and potential allocation to each.]

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**50,000**	**100.0%**	**1,000,000**	**100.0%**
Less: Raise Green Service Fees	2,000	4.0%	40,000	4.0%
Net Proceeds	**48,000**	**96.0%**	**960,000**	**96.0%**
Allocation to staff & consultants	24,000	48.00%	320,006	33.334%
Allocation to marketing, pre-sales, etc.	24,000	48.00%	319,997	33.333%
Allocation to product development, design & engineering	0	0	319,997	33.333%
Total Use of Net Proceeds	**48,000**	**96.0%**	**960,000**	**94.0%**

The Company will use the Target Offering Amount for the following:

Approximately 50% of Net Proceeds (48.0% of Total Proceeds) will go towards first hires of professional staff and/or specialized consultants, and approximately 50% of Net Proceeds (48.0% of Total Proceeds) will go towards Marketing, Pre-sales/Customer Acquisition. Professional staff or consultants will be focused on establishing all necessary internal functions such as Human Resources, Legal & Compliance, Accounting, etc. Marketing, Pre-sales/Customer Acquisition will consist of creative planning, strategy & execution, marketing & media planning, and platform development & management, etc.

Raise Green charges a 4.0% success fee.

The Company will use the Maximum Offering Amount for the following:

Approximately 33.3% of Net Proceeds (32.0% of Total Proceeds) will go towards continued build-up of professional staff and/or specialized consultants; approximately 33.3% of Net Proceeds (32.0% of Total Proceeds) will go towards Marketing, Pre-sales/Customer Acquisition, and approximately 33.3% of Net Proceeds (32.0% of Total Proceeds) will go towards Product Development, Design & Engineering. Professional staff or consultants will be focused on establishing all necessary internal functions such as Human Resources, Legal & Compliance, Accounting, etc. Marketing, Pre-sales/Customer Acquisition will consist of creative planning, strategy & execution, marketing & media planning, and platform development & management, etc. Product Development, Design & Engineering will consist of product prototype development, plant design and manufacturing process engineering, and technology integration.,

Raise Green charges a 4% success fee.

Testing the Waters [11(a)]

[Disclose if the Company made use of any written communication or broadcast script to test the waters. If yes, provide copies of the material used]

The Company has not made use of any written communication or broadcast script to test the waters.

Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

Canceling a Commitment to Purchase [12]

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The Company also may initiate one or a series of Rolling Closes as described in Appendix 1.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered]

The Company is issuing non-voting Class B Common Stock.

See the Terms of the Securities in the Subscription Agreement in Appendix 3

Voting Rights and Limitations [14, 15]

Do the securities have voting rights? No

Are there any limitations on any voting rights? N/A

Modification of Terms [16]

[Describe any ways in which the terms of the securities may be modified]

Any modification to the Terms of the security must follow the rules established in the Certificate of Incorporation or Bylaws, such as the transfer restrictions and right of first refusal in the Bylaws. The terms of the security cannot be modified solely by the Company once the Shares are issued to investors, except as otherwise authorized by applicable law, including through amendment and/or restatement of the Certificate of Incorporation and Bylaws. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

[Language from SEC Guidance on Form C]

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Any sale or transfer of the Security must receive Company written approval in advance.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

[Describe the material terms of any other outstanding securities or classes of securities of the Company as of the most recent practicable date. Consult with your counsel to confirm accuracy]

Class of Security	**Securities Authorized (Number or Amount)**	**Securities Outstanding (Number or Amount)**	**Voting Rights**	**Other Rights**
Common Stock A	1,500,000	1,300,000	Yes	None
Common Stock B	500,000	312,000	No	None
Common Stock C	260,000	00	No	None

Table 3. Capital Structure as of August 19, 2022

Limitation and Dilution of Rights [18]

[Describe how the rights of the securities being offered may be materially limited or diluted by the rights of any other security or class of security of the Company]

The Shares being offered do not have voting-rights, and are pari passu with the Class A Common Stock and Class C Common Stock, and may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Shares in the future, such as Preferred Stock, the issuance of which may provide adverse rights to holders of Common Stock, such as liquidation preference, conversion rights, anti-dilution price adjustments, voting rights, transfer restrictions, rights of first refusal, participation rights, registration rights, inspection rights and other rights generally negotiated by investors seeking to acquire preferred stock. Any such issuance may impair the value of the Shares.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company? (Y/N)]

Yes. Class B and Class C shares shall not be entitled to any notice of any stockholders meeting, and shall not be entitled to vote on any matters at any meeting of the stockholders. Class A shares have these rights.

Rights of Principal Shareholders [20]

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

Principal Security Holders have all of the voting equity of the Company. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's viability and future performance. Investors of this offering will have no ability to influence Company action.

Valuation of Securities Being Offered [21]

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

The shares are being priced at $10/share as a result of a pre-money valuation of $16,300,000. The pre-money valuation was determined by looking at comparable new issuances of shares, both in the public and private capital markets (including crowdfunding offerings). Valuations for companies in the electric vehicle space have varied widely recently, driven both by macro market and economic factors, as well as the dynamism and variances in business models and technologies being put forward.

Outstanding Indebtedness [24]

[Describe the material terms of any indebtedness of the Company.]

The Company does not have any outstanding material debts.

Amount Outstanding	**Interest Rate**	**Maturity Date**	**Other Material Terms**
$25,000	none	On Demand	N/A

Table . Material indebtedness of the Issuer as of this filing

Other Exempt Offerings [25]

[Disclose all other exempt offerings conducted within the past three years. If you have issued securities previously (SAFEs, Equity, Convertible Shares, Debt) you have relied on an exemption. Review with your counsel to confirm accuracy]

The Company has not conducted any other exempt offerings within the past three years, other than issuing an aggregate of 1,300,000 shares of Class A Common Stock, at a per share purchase price of $0.0000001, to John Gillie (1,000,000 shares), Tevin Grant (100,000 shares), Robert Gurman (100,000 shares) and Blake Krapf (100,000 shares).

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company during the preceding 12 months.

A related party is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

The Company has no related party transactions, other than entering as follows:

- On August 19, 2022, the Company issued and sold to John Gillie, a Director and the Company's Chief Executive Officer and President, 1,000,000 shares of Class A Common Stock at a price per share of $0.0000001, for an aggregate purchase price of $0.10, along with entering into an agreement providing indemnification, contribution and advancement rights, and Mr. Gillie also made a capital investment of $10,000 to the Company on November 16, 2021,;
- On August 19, 2022, the Company issued and sold to Tevin Grant, a Director and the Company's Secretary, 100,000 shares of Class A Common Stock at a price per share of $0.0000001, for an aggregate purchase price of $0.01, along with entering into an agreement providing indemnification, contribution and advancement rights;
- On August 19, 2022, the Company issued and sold to Robert Gurman, a Director and the Company's Chief Financial Officer, 100,000 shares of Class A Common Stock at a price per

share of $0.0000001, for an aggregate purchase price of $0.01, along with entering into an agreement providing indemnification, contribution and advancement rights; and

- On August 19, 2022, the Company issued and sold to Blake Krapf, a Director, 100,000 shares of Class A Common Stock at a price per share of $0.0000001, for an aggregate purchase price of $0.01, along with entering into an agreement providing indemnification, contribution and advancement rights

.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

[Does the Company have an operating history? (Y/N)]

No.

Current Condition and Historical Results [28]

[Describe the Company’s financial condition, including liquidity, capital resources, and historical results of operations. Must cover each year for which financial statements are provided.]

Instructions: The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

The Company, incorporated approximately one year ago as a start-up (August 10, 2021), has no operating or financial history, minimal assets (-$13,343.23 in the form of Cash, Prepaid Expenses and other current assets), per the accompanying financial statements, dated December 31, 2021), and correspondingly minimal equity (-$13,343.23 in the form of Total Liabilities and Members' Equity). These have not changed materially since 12/31/21, since the Company has not yet commenced operations.

The Company's financing plans include capitalization of up to $1,000,000 from this current financing, followed by a series of additional capital infusions over the next twelve months of up to $100,000,000 to fully launch the following coordinated efforts:

- marketing, pre-sales, and customer Acquisition efforts;
- hiring of professional staff & associated specialized consultants;
- product design, development & prototype assembly;
- solidify contractual relationships with technology providers and supply chain partners; and
- fit-out and activation of the Company's vehicle assembly and corporate campus.

Statement on Liquidity

The Company's liquidity has been funded to date via cash (in the form of prepaid expenses) and sweat equity contributions from current shareholders and management team. Liquidity will be provided through the proceeds of up to $1,000,000 from this offering, followed by a series of planned additional capital infusions over the next twelve months of up to $100,000,000.

Statement on Capital Resources

The Company is dependent upon the success of this current offering, as well as a series of planned additional capital infusions over the next twelve months of up to $100,000,000.

Financial Statements and Operation Discussion

	Most Recent Fiscal Year-end (12/31/2021)	Prior Fiscal year-end
Total Assets:	0	N/A

Cash & Cash Equivalents:	$10,000.00	N/A
Prepaid expenses and other current assets:	$3,343.23	N/A
Short-term Debt:	0	N/A
Long-term Debt:	0	N/A
Revenues/Sales:	0	N/A
Cost of Goods Sold:	0	N/A
Taxes Paid:	0	N/A
Net Income:	0	N/A
# Employees	0	N/A

The Company, incorporated on August 10, 2021, has no operating or financial history, minimal assets ($10,000.00 in cash; -$3,343.23 in the form of Prepaid expenses and other current assets), per the accompanying financial statements, dated December 31, 2021.

Since 12/31/21, there have been no material changes in the Company's financial position. However, GIEV has achieved several critical milestones, including but not limited to:

- Executing the Letter of Intent with Luizzi Brothers for construction of the GIEV facility and campus;
- Completed its marketing arrangement with TTT;
- Attracting outstanding talent in the core areas of product development, operations and manufacturing;
- Advancing important supporting relationships with local academic institutions such as Rensselaer Polytechnic Institute and Hudson Valley Community College
- Advancing relationships in the local community and administration of the Village of Green Island, NY.

Financial Milestones

If successful in this offering, proceeds of up to $1,000,000 from this current financing will be applied toward the following coordinated efforts:

- marketing, pre-sales, and customer Acquisition efforts;
- hiring of professional staff & associated specialized consultants;

The Company aims to

- Raise an additional $100,000,000 by 2024
- Finish construction of the manufacturing facility by 2024

- Secure firm fleet vehicle orders commencing by late 2023-2024
- Deliver 50 vehicles by the end of 2024
- The Company should achieve breakeven around 2028, with approximately 1,100 delivered vehicles

Is the Company's viability dependent on the Offering?

The Company's viability is dependent on the Offering.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers for first time issuers (less than $250,000; $250,000 - $1,070,000; more than $1,070,000)]

See Appendix 2

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

Appendix 1 - Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 4% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green also will receive securities of the same class and having the same terms, conditions, and rights as the securities being offered or sold during the offering that total an amount equal to 2% of the securities sold in the offering.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the

Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Notes once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 - Financial Statements


GREEN
ISLAND
EV

GREEN ISLAND EV CORP.
A Delaware Corporation

Financial Statements and
Independent Accountants' Review Report

December 31, 2021

GREEN ISLAND EV CORP.

Period from August 10, 2021 (inception) through December 31, 2021

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To the Board of Directors and Management of Green Island EV Corp.
New York, NY

We have reviewed the accompanying financial statements of Green Island EV Corp. ("the Company") (a Delaware corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from August 10, 2021 (inception) through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited working capital, has not yet launched its revenue-producing operations and has disclosed that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Members of:
WSCPA
AICPA
PCPS

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.
We are required to be independent of Green Island EV Corp. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
August 22, 2022

GREEN ISLAND EV CORP.
BALANCE SHEET

December 31, 2021 (unaudited)

Assets

		2021
Current assets		
Cash and cash equivalents	$	10,000
Total assets	$	10,000

Liabilities and Stockholders' Equity (Deficit)

Current liabilities		
Accounts payable		-
Total liabilities		-
Stockholders' equity (deficit)		
Common stock (Class A, B & C), $0.0000001 par value; 2,260,000 shares authorized; zero shares issued and outstanding		-
Additional paid-in capital		13,343
Retained earnings		(3,343)
Total stockholders' equity (deficit)		10,000
Total liabilities and stockholders' equity (deficit)	$	10,000

See independent accountants' review report and accompanying notes to the financial statements.

GREEN ISLAND EV CORP.
STATEMENT OF OPERATIONS

For the period from August 10, 2021 (inception) to December 31, 2021 (unaudited)

	2021
Sales	$ -
Cost of sales	-
Gross profit	-
Operating expenses	
General and administrative	2,250
Travel	1,093
Total operating expenses	3,343
Operating loss	(3,343)
Other income (expenses)	
Other income (expense)	-
Net income (loss) before income taxes	(3,343)
Provision for income taxes	-
Net loss	$ (3,343)

See independent accountants' review report and accompanying notes to the financial statements.

GREEN ISLAND EV CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the period from August 10, 2021 (inception) to December 31, 2021 (unaudited)

	Common Stock (Class A, B & C) $.0000001 par				
	Shares	Amount	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total
Balance, August 10, 2021 (inception)	-	$ -	$ -	$ -	$ -
Capital contributions from founders'			13,343		13,343
Net income (loss)	-	-	-	(3,343)	(3,343)
Balance, December 31, 2021	-	$ -	$ 13,343	$ (3,343)	$ 10,000

See independent accountants' review report and accompanying notes to the financial statements.

GREEN ISLAND EV CORP.
STATEMENT OF CASH FLOWS

For the period from August 10, 2021 (inception) to December 31, 2021 (unaudited)

		2021
Cash flows from operating activities		
Net income (loss)	$	(3,343)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Stock-based compensation		-
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		-
Net cash provided by operating activities		(3,343)
Cash flows from investing activities		
Purchase of property and equipment		-
Net cash used in investing activities		-
Cash flows from financing activities		
Contributions from shareholders		13,343
Net cash provided by financing activities		13,343
Net increase (decrease) in cash and cash equivalents		10,000
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	10,000
Supplemental Disclosure		
Interest paid	$	-
Taxes paid	$	-

See independent accountants' review report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies –

This summary of significant accounting policies of Green Island EV Corp. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Green Island EV Corp. was incorporated on August 10, 2021 under the laws of the State of Delaware, and is headquartered in New York, NY. The Company intends to operate a micro-transit electric vehicle manufacturing facility. The Company's current business plan, capital structure, and funding arrangements are still undergoing planning and development.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all assets.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $nil for the period ended December 31, 2021.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue is expected to consist of the sale of OEM electric vehicles upon the completion of its manufacturing facility. Revenue is recognized when the items are delivered to customers, generally when title is transferred and no further performance obligations are required. Revenue is presented net of returns and discounts.

For the period ended December 31, 2021, the Company had not yet generated any revenue.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception, has limited operating capital, and has not yet began its business operations or generated any revenue as of December 31, 2021 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to develop profitable sales of its flagship software platform, and its ability to generate positive operational cash flow.

Based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its debt obligations, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Equity

During August 2022, the Company's board of directors authorized an amendment to the its articles of incorporation to include three classes of common stock. All per-share amounts discussed in these financial statements have been retrospectively restated for this amendment.

The Company has two million two hundred and sixty thousand (2,260,000) shares of common stock authorized:

Class A common stock – 1,500,000 shares; par value $.000001. Class A common shares are entitled to one (1) vote per share.
Class B common stock – 500,000 shares; par value $.000001. Class B common shares are non-voting
Class C common stock – 260,000 shares; par value $.000001. Class C common shares are non-voting. Total authorized Class C common stock can be increased or decreased (to the extent of any outstanding shares at the time of decrease) by an affirmative vote of >50% of Class A shareholders.

Although the Company's board of directors have designated various pools of common stock to be reserved for future issuances to founders, investors, employees, or consultants, no shares of any class of common stock were issued and outstanding as of December 31, 2021.

Also during the period ended December 31, 2021, the Company's officers personally paid an aggregate $3,343 in travel and administrative expenses on behalf of the Company and made an aggregate deposit of $10,000 into the Company's cash account, all of which has been recognized as additional paid-in capital.

Note 4 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection.

The Company currently has immaterial tax net operating losses, for which it may receive future tax benefits. However, as of December 31, 2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit, based on the federal corporate tax rate of 21%.

Note 5 – Risks, Uncertainties, and Commitments

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 6 – Subsequent Events

The Company has evaluated events that have occurred through August 22, 2022, the date these financial statements were available to be issued, and have identified the following events for disclosure:

As discussed in Note 3, the Company amended its articles of incorporation in August 2022 to designate new classes of common stock.

During 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through Raise Green, Inc., a registered funding portal and FINRA member.

Appendix 3 - Certificate of Incorporation and Bylaws

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GREEN ISLAND EV CORP.

GREEN ISLAND EV CORP., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**Corporation**"), hereby certifies that:

1. The name of the Corporation is Green Island EV Corp.

2. The original Certificate of Incorporation of this Corporation was filed with the Secretary of State of the State of Delaware on August 10, 2021.

3. The original Certificate of Incorporation of the Corporation as heretofore amended is hereby amended and restated pursuant to Sections 241 and 245 of the General Corporation Law.

4. The Corporation has not received any payment for any of its stock. The amendment and restatement of the original Certificate of Incorporation reflected herein (this "**Restated Certificate**") has been duly adopted by a majority of the directors of the Corporation in accordance with the provisions of Section 241 of the General Corporate Law.

5. The text of the Restated Certificate of this Corporation is hereby amended and restated in its entirety as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed by the undersigned incorporator, thereunto duly authorized, this 16th day of August 2022.

GREEN ISLAND EV CORP.,
a Delaware corporation

By: john gillie
Name: John Gillie
Title: Director

EXHIBIT A

ARTICLE I

The name of this corporation is GREEN ISLAND EV CORP. (the "**Corporation**").

ARTICLE II

The registered office of the corporation in the State of Delaware shall be 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex and the name of the registered agent of the corporation in the State of Delaware at such address is Harvard Business Services, Inc.

ARTICLE III

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware ("**DGCL**").

ARTICLE IV

A. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 2,600,000, consisting of (i) 1,500,000 shares of Class A Common Stock, $0. 0000001 par value per share ("**Class A Common Stock**") (ii) 500,000 shares of Class B Common Stock, $00. 0000001 par value per share (the "**Class B Common Stock**"), (iii) 260,000 shares of Class C Common Stock, $0. 0000001 par value per share (the "**Class C Common Stock**"). The Class A Common Stock, Class B Common Stock and Class C Common Stock may be referred to herein collectively as the "Common Stock".

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of more than fifty percent (50%) of the Class A Common Stock, voting exclusively and as a single class.

The holder of each outstanding share of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock, and shall be entitled to notice of any stockholders meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may by provided by law. The holder of each outstanding share of Class B Common Stock and Class C Common Stock shall have no voting power, shall not be entitled to any notice of any stockholders meeting, and shall not be entitled to vote on any matters at any meeting of the stockholders.

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock, Class B Common Stock and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock

Except as expressly provided in this Article IV, Class A Common Stock, Class B Common Stock and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters

ARTICLE V

B. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

C. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

D. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

E. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

F. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

G. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

ARTICLE VI

A. The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE VII

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

ACTION BY UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF DIRECTORS
OF
GREEN ISLAND EV CORP.

The undersigned, constituting all the members of the board of directors (the "**Board**") of **GREEN ISLAND EV CORP.**, a Delaware corporation (the "**Company**"), pursuant to Sections, 108, 241 and 245 of the Delaware General Corporation Law (the "**DGCL**"), hereby adopt the following resolution by written consent:

APPROVAL OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

WHEREAS, the Board has determined it to be in the best interest of the Company and its stockholders to amend and restate the Company's Certificate of Incorporation (the "**Certificate of Incorporation**") in the manner set forth on Exhibit A (the "**Amended Certificate**"); and

WHEREAS, The Company has not received any payment for any of its stock.

NOW, THEREFORE, BE IT RESOLVED, that the Amended Certificate is hereby adopted and approved by the unanimous consent of the Board of the Company in accordance with the provisions of Sections 241 and 245 of the DGCL; and it is further

RESOLVED, that directors of the Company be, and each of them hereby is, authorized and directed to execute and file the Amended Certificate with the Office of the Secretary of State of the State of Delaware.

The undersigned have executed this Action by Written Consent as of the date set forth under his or her name.

T.C.S. Grant
Tevin Grant

Date: 08 / 16 / 2022

john gillie
John Gillie

Date: 08 / 16 / 2022

Robert O. Gurman
Robert Gurman

Date: 08 / 16 / 2022

Blake A. Krapf
Blake Krapf

Date: 08 / 16 / 2022

EXHIBIT A
(AMENDED AND RESTATED CERTIFICATE OF INCORPORATION)

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GREEN ISLAND EV CORP.

GREEN ISLAND EV CORP., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**Corporation**"), hereby certifies that:

1. The name of the Corporation is Green Island EV Corp.

2. The original Certificate of Incorporation of this Corporation was filed with the Secretary of State of the State of Delaware on August 10, 2021.

3. The original Certificate of Incorporation of the Corporation as heretofore amended is hereby amended and restated pursuant to Sections 241 and 245 of the General Corporation Law.

4. The Corporation has not received any payment for any of its stock. The amendment and restatement of the original Certificate of Incorporation reflected herein (this "**Restated Certificate**") has been duly adopted by a majority of the directors of the Corporation in accordance with the provisions of Section 241 of the General Corporate Law.

5. The text of the Restated Certificate of this Corporation is hereby amended and restated in its entirety as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed by the undersigned incorporator, thereunto duly authorized, this 16th day of August 2022.

GREEN ISLAND EV CORP.,
a Delaware corporation

By: ______________________________
Name: John Gillie
Title: Director

EXHIBIT A

ARTICLE I

The name of this corporation is GREEN ISLAND EV CORP. (the "**Corporation**").

ARTICLE II

The registered office of the corporation in the State of Delaware shall be 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex and the name of the registered agent of the corporation in the State of Delaware at such address is Harvard Business Services, Inc.

ARTICLE III

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware ("**DGCL**").

ARTICLE IV

A. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 2,600,000, consisting of (i) 1,500,000 shares of Class A Common Stock, $0. 0000001 par value per share ("**Class A Common Stock**") (ii) 500,000 shares of Class B Common Stock, $00. 0000001 par value per share (the "**Class B Common Stock**"), (iii) 260,000 shares of Class C Common Stock, $0. 0000001 par value per share (the "**Class C Common Stock**"). The Class A Common Stock, Class B Common Stock and Class C Common Stock may be referred to herein collectively as the "Common Stock".

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of more than fifty percent (50%) of the Class A Common Stock, voting exclusively and as a single class.

The holder of each outstanding share of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock, and shall be entitled to notice of any stockholders meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may by provided by law. The holder of each outstanding share of Class B Common Stock and Class C Common Stock shall have no voting power, shall not be entitled to any notice of any stockholders meeting, and shall not be entitled to vote on any matters at any meeting of the stockholders.

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock, Class B Common Stock and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock

Except as expressly provided in this Article IV, Class A Common Stock, Class B Common Stock and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters

ARTICLE V

B. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

C. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

D. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

E. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

F. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

G. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

ARTICLE VI

A. The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE VII

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

GREEN ISLAND EV CORP.
CERTIFICATE OF SECRETARY

I HEREBY CERTIFY THAT:

I am the duly elected and acting Secretary of **GREEN ISLAND EV CORP.**, a Delaware corporation (the "***Company***"); and

Attached hereto is a complete and accurate copy of the Bylaws of the Company as duly adopted by the Board of Directors by Unanimous Written Consent dated August 19, 2022 and said Bylaws are presently in effect.

IN WITNESS WHEREOF, I have hereunto subscribed my name on August 19, 2022.

T. C. S. Grant

TEVIN GRANT
Secretary

BYLAWS

OF

GREEN ISLAND EV CORP.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware is 16192 Coastal Highway, City of Lewes, County of Sussex, 19958 or in such other location as the Board of Directors of the corporation (the "***Board of Directors***") may from time to time determine or the business of the corporation may require.

Section 2. Other Offices. The corporation will also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting will not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (the "***DGCL***").

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, will be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b) At an annual meeting of the stockholders, only such business will be conducted as has been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this paragraph), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice will be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event will the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice will set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "***1934 Act***"), and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "***Solicitation Notice***").

(c) Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Bylaws) will be eligible to serve as directors and only such business will be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the chair of the meeting will have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination will not be presented for stockholder action at the meeting and will be disregarded.

(e) Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws is deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "***SEC***") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chair of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the directors then serving on the Board of Directors or (iv) by the holders of shares entitled to cast not less than 50% of the votes at the meeting, and will be held at such place, on such date, and at such time as the Board of Directors will fix. At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law (the "***CGCL***"), stockholders holding 5% or more of the outstanding shares will have the right to call a special meeting of stockholders as set forth in Section 18(b) of these Bylaws.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request must be in writing, specifying the general nature of the business proposed to be transacted, and must be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chair of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors will determine the time and place of such special meeting, which will be held not less than 35 nor more than 120 days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request will cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) is to be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in accordance with Section 232 the DGCL, of each meeting of stockholders will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by such stockholder's attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting will be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote will constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chair of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business will be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter will be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors will be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, will constitute a quorum entitled to take action with respect to that vote on that matter. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting will be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chair of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are (a) announced at the meeting at which the adjournment is taken, (b) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (c) set forth in the notice of meeting of stockholders. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting pursuant to the Certificate of Incorporation, these Bylaws or applicable law. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, will be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents will have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy will be voted after three years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship where it is so provided, their acts with respect to voting (including giving consent pursuant to Section 13) will have the following effect: (a) if only one votes, such person's act binds all; (b) if more than one votes and the vote is not evenly split, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) will be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary will prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation.

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action so taken, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) A consent must be set forth in writing or in an electronic transmission. Every consent will bear the date of signature of each stockholder who signs the consent, and no consent will be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation in the manner herein required, consents signed by a sufficient number of stockholders to take action are delivered to the corporation in the manner required by the DGCL. All references to a consent in this Section mean a consent permitted by Section 228 of the DGCL.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent will be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action to which the stockholders consented is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section must state, in lieu of any statement required by such section concerning any vote of stockholders, that consent has been given in accordance with Section 228 of the DGCL.

(d) A consent permitted by this Section shall be delivered: (i) to the principal place of business of the corporation; (ii) to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded; (iii) to the registered office of the corporation in the State of Delaware by hand or by certified or registered mail, return receipt requested; (iv) subject to the next sentence, in accordance with Section 116 of the DGCL to an information processing system, if any, designated by the corporation for receiving such consents; or (v) when delivered in such other manner that complies with the DGCL. In the case of delivery pursuant to the foregoing clause (iv), such consent must set forth or be delivered with information that enables the corporation to determine the date of delivery of such consent and the identity of the person giving such consent, and, if such consent is given by a person authorized to act for a stockholder or member as proxy, such consent must comply with the applicable provisions of Section 212(c)(2) & (3) of the DGCL. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. A consent may be documented and signed in accordance with Section 116 of the DGCL, and when so documented or signed shall be deemed to be in writing for purposes of the DGCL; provided that if such consent is delivered pursuant to clause (i), (ii) or (iii) of subsection (d)(1) of Section 228 of the DGCL, such consent must be reproduced and delivered in paper form.

Section 14. Organization.

(a) At every meeting of stockholders, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chair of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, will act as chair. The Secretary, or, in the Secretary's absence, an Assistant Secretary directed to do so by the Chief Executive Officer, will act as secretary of the meeting.

(b) The Board of Directors is entitled to make such rules or regulations for the conduct of meetings of stockholders as it deems necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chair of the meeting has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chair permits, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting will be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chair of the meeting, meetings of stockholders will not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation will be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors have not been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. Powers. The business and affairs of the corporation will be managed by or under the direction of the Board of Directors, except as otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Term of Directors.

(a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors will be elected at each annual meeting of stockholders to serve until such director's successor is duly elected and qualified or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the corporation is subject to Section 2115(b) of the CGCL. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, will be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Section 18. Vacancies.

(a) Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships will be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships must be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor has been elected and qualified. A vacancy in the Board of Directors will be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

(b) At any time or times that the corporation is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders constitute less than a majority of the directors then in office, then

(i) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or

(ii) the Superior Court of the proper county will, upon application of such stockholder or stockholders, summarily order a special meeting of the stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL, the term of office of any director will terminate upon that election of a successor.

Section 19. Resignation. Any director may resign at any time by delivering such director's notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it will be deemed effective at the pleasure of the Board of Directors. When one or more directors resigns from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations become effective, and each director so chosen will hold office for the unexpired portion of the term of the director whose place is vacated and until such director's successor has been duly elected and qualified.

Section 20. Removal.

(a) Subject to any limitations imposed by applicable law and unless otherwise provided in the Certificate of Incorporation, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

(b) During such time or times that the corporation is subject to Section 2115(b) of the CGCL, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on such removal; *provided, however*, that unless the entire Board of Directors is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election in which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice will be required for a regular meeting of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chair of the Board of Directors, the Chief Executive Officer (if a director), the President (if a director) or any director.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means constitutes presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors will be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by US mail, it will be sent by first class mail, postage prepaid at least three days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, will be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice signs a written waiver of notice or waives notice by electronic transmission. All such waivers will be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors will consist of a majority of the total number of directors then serving; *provided, however*, that such number will never be less than 1/3 of the total number of directors authorized except that when one director is authorized, then one director will constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Certificate of Incorporation provides that one or more directors will have more or less than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors will refer to a majority or other proportion of the votes of the directors.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business will be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. A consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors will be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained is to be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee will have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors will consist of one or more members of the Board of Directors and will have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event will any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member will terminate on the date of such member's death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section will be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place that has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee will constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present will be the act of such committee.

Section 26. Duties of Chair of the Board of Directors. The Chair of the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. The Chair of the Board of Directors will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. If there is no Chief Executive Officer and no President, then the Chair of the Board of Directors will also serve as the Chief Executive Officer of the corporation and will have the powers and duties prescribed in Section 29(b).

Section 27. Organization. At every meeting of the directors, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chair of the meeting chosen by a majority of the directors present, will preside over the meeting. The Secretary, or in the Secretary's absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, will act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 28. Officers Designated. The officers of the corporation will include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom will be elected or appointed from time to time by the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it deems necessary. The Board of Directors may assign such additional titles to one or more of the officers as it deems appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation will be fixed by or in the manner designated by the Board of Directors.

Section 29. Tenure and Duties of Officers.

(a) General. All officers will hold office at the pleasure of the Board of Directors and until their successors have been duly elected or appointed and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. The Chief Executive Officer will be the chief executive officer of the corporation and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(c) Duties of President. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents will perform other duties commonly incident to their office and will also perform such other duties and have such other powers as the Board of Directors or the President designates from time to time.

(e) Duties of Secretary. The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, will have the custody of all funds and securities of the corporation. The Chief Financial Officer will perform other duties commonly incident to such office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

Section 30. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 31. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation will be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation will become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation will not be necessary to make it effective. Any resignation will be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 32. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 33. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name, or to enter into contracts on behalf of the corporation, except as otherwise provided by law or these Bylaws, and such execution or signature will be binding upon the corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the corporation or on special accounts of the corporation will be signed by such person or persons as the Board of Directors authorizes so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee will have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 34. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, will be voted, and all proxies with respect thereto will be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chair of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 35. Form and Execution of Certificates. The shares of the corporation will be represented by certificates, or will be uncertificated. Certificates for the shares of stock, if any, of the corporation will be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of shares of stock in the corporation represented by certificate will be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by such holder in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Section 36. Lost Certificates. A new certificate or certificates will be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it requires or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 37. Restrictions on Transfer.

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "***Transfer***") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors.

(b) If a stockholder desires to Transfer any shares, then the stockholder will first give written notice to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 38 of these Bylaws.

(c) At the option of the corporation, the stockholder will be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(d) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section will be null and void, will not be recorded on the books of the corporation and will not be recognized by the corporation.

(e) The restriction on Transfer set forth in Section 37(a) will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "***1933 Act***").

(f) The certificates representing shares of stock of the corporation will bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Section 38. Right of First Refusal. No stockholder will Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 38, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a) If the stockholder desires to Transfer any of the stockholder's shares of stock, then the stockholder must first give written notice thereof to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation has the option to purchase all (but not less than all) the shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that, with the consent of the stockholder, the corporation has the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price will be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it will give written notice to the transferring stockholder of its election and settlement for said shares will be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation will so notify the transferring stockholder and settlement thereof will be made in cash within 30 days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) will pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 37 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice that were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder will continue to be subject to the provisions of this Section 38 in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions are exempt from the right of first refusal contained in this Section 38:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership or the controlling member(s) of such limited liability company. "Immediate family" as used herein means spouse, life partner or similar statutorily-recognized domestic partner, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution will be conducted in the manner set forth in this Section 38;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(7) A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient will receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there will be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g) The provisions of this Section 38 may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 38 may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation will be null and void unless the terms, conditions, and provisions of this Section 38 are strictly observed and followed.

(i) The foregoing right of first refusal will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of stock of the corporation that are subject to the right of first refusal contained in this Section 38 will bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k) To the extent this Section conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such agreement will control.

Section 39. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date will, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action without a meeting in accordance with Section 228 of the DGCL, the Board of Directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date will not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action without a meeting in accordance with Section 228 of the DGCL will, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors will promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board of Directors is required by applicable law, will be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with the DGCL. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action without a meeting will be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted, and which record date will be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 40. Registered Stockholders. The corporation is entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and is not bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it has express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 41. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 35 of these Bylaws), may be signed by the Chair of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security is authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security is issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, will be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who has signed or attested any bond, debenture or other corporate security, or whose facsimile signature appears thereon or on any such interest coupon, has ceased to be such officer before the bond, debenture or other corporate security so signed or attested has been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature has been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 42. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 43. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors thinks conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 44. Fiscal Year. The fiscal year of the corporation will be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 45. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation will indemnify its directors and executive officers (for the purposes of this Article, "executive officers" has the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers and, *provided, further,* that the corporation will not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

(b) Other Officers, Employees and Other Agents. The corporation will have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors will have the power to delegate the determination of whether indemnification will be given to any such person except executive officers to such officers or other persons as the Board of Directors determines.

(c) Expenses. The corporation will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in such director's or officer's capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) will be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance will be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph will not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section will be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer will be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. The claimant in such enforcement action, if successful in whole or in part, will be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation will be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation will be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that such person's conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because such person has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Section are not exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Section will continue as to a person who has ceased to be a director or executive officer and will inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h) Amendments. Any repeal or modification of this Section is only prospective and does not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Section or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the corporation will nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that has not been invalidated, or by any other applicable law. If this Section is invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation will indemnify each director and executive officer to the full extent under applicable law.

(j) Certain Definitions. For the purposes of this Section, the following definitions apply:

(1) The term "proceeding" is to be broadly construed and includes, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" is to be broadly construed and includes, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, stands in the same position under the provisions of this Section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan is deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

ARTICLE XII

NOTICES

Section 46. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings will be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it will be sent to such address as such director has filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, will in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It is not necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person is not required and there is no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that is taken or held without notice to any such person with whom communication is unlawful has the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate will state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws will be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent is deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent is revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 47. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders requires the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 48. Loans to Officers. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors approves, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws is deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

MISCELLANEOUS

Section 49. Annual Report.

(a) Subject to the provisions of paragraph (b) of this Section, the Board of Directors will cause an annual report to be sent to each stockholder of the corporation not later than 120 days after the close of the corporation's fiscal year. Such report will include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation. When there are 100 or more stockholders of record of the corporation's shares, as determined by Section 605 of the CGCL, additional information as required by Section 1501(b) of the CGCL will also be contained in such report, provided that if the corporation has a class of securities registered under Section 12 of the 1934 Act, the 1934 Act will take precedence. Such report will be sent to stockholders at least 15 (or, if sent by third-class mail, 35) days prior to the next annual meeting of stockholders after the end of the fiscal year to which it relates.

(b) If and so long as there are fewer than 100 holders of record of the corporation's shares, the requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived.

Section 50. Forum. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine.

Appendix 4 - Subscription Agreement

Green Island EV Corp.

Subscription Agreement

Target Offering Amount of $50,000 to a Maximum Amount of $1,000,000

Climate Common Equity or "Shares"

Offering 100,000 Shares

Original Issue Price: $10 per Share

Non-voting

Class B Common Stock

Minimum Investment: $100

Incremental Amounts of $100

Offering Period: From August 22, 2022 to November 17, 2022

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the Forum Q+A section located on the Green Island EV Corp Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

1. Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") during the period from August 22, 2022 to November 17, 2022, subject to adjustment as described below (the "**Offering Period**", the last day of which is the "**Offer Close Date**") of up to $1,000,000 of equity securities (the "**Equity Interests**") issued by Green Island EV Corp., a Delaware Corporation (the "**Company**"). The Equity Interests will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Equity Interests are set forth in "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Equity Interests are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the State of Delaware (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) business days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement.

2. Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for the number of Equity Interests (the "**Subscribed Securities**") at a price per Equity Interest ("**Original Issue Price**") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are generally allocated on a [first-come, first-served basis] if interest in the Offering exceeds the minimum Target Offering Amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the maximum offering amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the

Offering in whole, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below, signing this Agreement, and paying the Purchase Price.

By subscribing to the Offering and executing this Agreement, the Offeree hereby agrees to be a "Class B Common Shareholder" of the Company, as of the Issuance Date, under the Certificate of Incorporation and By-Laws of the Company (the "**Organizational Documents**") attached to Form C.

The Offeree confirms that it has reviewed the Organizational Documents and will be bound by the terms thereof as a party who is designated as a Class B Common Shareholder thereunder.

If the subscription is rejected in its entirety or if the Offering is withdrawn, the Offeree will not become a shareholder of the Company. The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized representative of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by the Offeree will be refunded to the Offeree in full (without interest).

3. Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree's payment for the Subscribed Securities shall be made to North Capital Private Securities (the "**Escrow Agent**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to the number of Subscribed Securities multiplied by the Original Issue Price, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Agent will release the funds to the Company, and the Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4. Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Equity Interests.

5. Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a) Organization and Standing

The Company is a Corporation duly organized and existing under the laws of the State of Delaware and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b) Power

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c) Authorization

The Equity Interests, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Equity Interests will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein and in the Organizational Documents.

6. Representations and Warranties of the Offeree.

The Offeree represents and warrants to the Company and Raise Green as follows:

(a) Suitability Standards

(i) the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii) the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii) the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv) any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v) all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects;

(vi) Including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference.

(b) *Disclosure of Information*

(i) the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii) the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii) the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested; and

(iv) in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

(c) *Power & Authority*

(i) if the Offeree is an individual, that that the Offeree (A) is at least eighteen (18) years of age; (B) maintains his or her principal residence in the State shown on the signature page; and (C) has the adequate means of providing for his or her current needs and all personal and business contingencies;

(ii) the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this

Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms;

(d) *No Resale; No Withholding; Manner of Offering*

(i) the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person (other than as expressly permitted by law); and

(ii) the Offeree is not subject to backup withholding.

(e) *Updates and Reliance*

The Offeree shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7. Acknowledgements and Understandings of the Offeree.

(a) *No Registration; No Reliance*

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i) the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state including without limitation the State of Delaware;

(ii) no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii) the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv) the Subscribed Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws, there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v) it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities;

(vi) none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them;

(b) *Transfer Restrictions*

(i) the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii) the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iii) consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c) *No Cancellation*

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8. Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i) the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

(ii) for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

(iii) after such one-year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9. Indemnification.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the shareholders or other owners of the Company, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "Indemnified Parties"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties, and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10. Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: __Green Island EV Corp.________________

Address: __24 4th Street, Troy, NY 12180 ____________________

Email: ____

Attention: __**John Gillie**______________

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11. Miscellaneous.

(a) Entire Agreement

This Agreement, together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All appendices, exhibits schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

(b) Governing Law; Consent to Jurisdiction

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without applying any conflict of law principles.

The parties hereby consent to the personal jurisdiction of all federal and state courts in Delaware and agree that venue shall lie exclusively in New Castle County, Delaware.

(c) Survival of Representations

All agreements, representations, warranties, and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

(d) Amendment and Waiver

Neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, change, discharge or termination is sought.

(e) Binding on Successors; Restriction on Assignment

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f) Severability

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g) Headings

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h) Fees and Expenses

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

(i) Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

Signature Page

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the date set forth below.

By (Signature*): ____

Print Name: ____

Purchase Price (i.e. Original Issue Price x Subscribed Securities) $___________

Subscribed Securities: ____

Original Issue Price: $10 per Unit

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Offeree's Notice Address:

Offeree Name:_____________________________________

Mailing Address: _____________________________________

____

Email: ____

Attention: ____

Offeree's State of Residence: ____________________________________

The offer to purchase Subscribed Securities as set forth above is confirmed and accepted by the Company as to the Purchase Price set forth immediately above for a like amount to be paid by the Offeree as of the date set forth below.

Green Island EV Corp.

By: _______________________________________

Print Name: **__John Gillie__________________________**

Title: **__CEO_______________________________**

Issuance Date: **_________________________(Close Date + 1)_**

Appendix 1 Terms of Equity Interests

The Equity Interests are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate Offering Amount of $50,0000 up to $1,000,000, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Equity Interests, and shall be subject to the terms of the Organizational Documents delivered with this Subscription Agreement.

The Organizational Documents are provided in Appendix 3 - Resolutions in the Company's Form C for this Offering, available on the SEC Site at the link here, and searching for Green Island EV Corp.

Appendix 2 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **Green Island EV** in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Q+A section for Crowd and Company Live Questions and Answers!

Appendix 3 Restrictions on the Transfer or Sale Of Securities

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (See Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Beyond the First Year after the Purchase

At any time after one year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at https://www.ecfr.gov/current/title-17/chapter-II/part-227.

Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,200, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $107,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000;

Instruction 1 to paragraph (a)(2). To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with § 230.501 of this chapter.

Instruction 2 to paragraph (a)(2). A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

Instruction 3 to paragraph (a)(2). An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may rely on the efforts of an intermediary required by § 227.303(b) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and § 227.100(a)(2), provided that the issuer does not know that the investor has exceeded the investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

Appendix 5 Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group-ECFR6e651a4c86c017 4/section-230.50

Appendix 5 - Offering Page









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Green Island EV Corp.

Green Island EV Corp. Climate Common Equity

An early-stage company founded to manufacture commercial, microtransit electric vehicles.

$1M Maximum Offering Amount



Maximum Offering Amount

INVEST

OVERVIEW TERMS & FINANCIALS FAQS VIDEO DOCUMENTS UPI

Green Island EV Corp. ("GIEV") is an early-stage company founded to manufacture commercial, microtransit electric vehicles in Green Island, New York. According to BloombergNEF ("BNEF"), "Global sales of commercial electric vans and trucks more than doubled in 2021. Most of these are lighter vehicles, where the market is set to turn electric quickly in the 2020s" (Electric Vehicle Outlook 2022, BloombergNEF). Further, BNEF expects the commercial EV sector (buses, vans & trucks) to reach approximately 1 million in sales by 2025. GIEV is well positioned given both the NY State push toward school bus electrification, and its expected ability to sell its Type A electric school bus to adjacent microtransit markets such as shuttle buses for universities, public transit, and corporate c

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Start Date: August 22, 2022

End Date: November 17, 2022

Highlights

As an early-stage company, Green Island EV's first priority is talent acquisition and plans to invest about a third of funds raised on hiring and onboarding our leadership team, product experts and specialized consultants. We plan to invest the next third on Product Design, Development & Engineering. The final third will be to support revenue generation by funding sales, digital marketing, and customer acquisition activities.

Green Island EV is opening up investment to the community with an investment minimum of $100.

About Us

- Extensive experience leading high performance organizations from startups to the Fortune 500.

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sustainable solutions.

- Passionate about finding that strategic win-win at the interface of sustainability and profitability.
- Driving the execution of unique online digital solutions for transportation assets, products & services.
- Rationalizing underlying economics of legacy solutions to unbundle embedded costs driving up price.
- Electric Vehicle thought leader. Talent Manager. Innovator. Strategist. Marketer. Brand builder

The Investment

GIEV shares are priced at $10/share resulting in a pre-money valuation of $16,300,000. The price per share of $10 was determined by looking at comparable new issuances of shares, both in the public and private capital markets (including crowdfunding offerings). Valuations for companies in the electric vehicle space have varied widely recently, driven both by macro market and economic factors, as well as the dynamism and variances in business models and technologies being put forward.

The company projects it will break-even with annual deliveries of approximately 1,100 vehicles and deliver significant net cash flow upon achieving peak annual production of approximately 2,500 vehicles. While there are no immediate plans to pay dividends, or to “go public” via an Initial Public Offering, or to merge with or be acquired by another company, the Company believes reaching break-even and being cash flow positive will give the company plenty of options to consider.

GIEV will leverage proven Project Management and Organizational Engagement methodology employed by John Gillie who served as the Project Leader of the “White Plains EV School Bus Demonstration Project.” This project deployed the first EV School Buses in the history of New York. The Green Island EV Project Management C Need Help?

structured along four distinct operating “Pillars” to foster a shared vision that deploys



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Spread the Word!





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GREEN ISLAND EV

Electric Vehicle OEM founded to manufacture Micr

MADE IN NY

selected page

1

The Opportunity

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vehicle electrification in the United States. While it is too soon to state with any precision what the IRA will mean specifically for Green Island EV and the markets that it is targeting, the bill includes provisions related to trucks and buses, including $1 billion targeted towards zero-emission clean heavy-duty vehicles such as school buses and associated infrastructure and $3 billion in additional funding for the electrification of the new Postal Service delivery fleet and buildout of charging infrastructure. According to the Union of Concerned Scientists, "The heavy-duty provisions in this bill would constitute a major step in the right direction — accelerating the manufacture and adoption of clean trucks that will deliver meaningful reductions in climate-warming and toxic air pollution. But it's not the end of the job, and we need to use every tool available to fight the health-damaging pollution and climate harms from heavy-duty truck," (https://blog.ucsusa.org/sam-wilson/congress-considers-first-ever-purchase-incentive-for-commercial-evs/).

Legislation in NY State is encouraging conversion of the state's more-than 45,000 diesel and gasoline school buses to electric vehicles, based upon the groundbreaking Climate Leadership and Community Protection Act ("CLCPA"), enacted in 2019 and being implemented currently in all phases of NY State's economic and social policies (https://climate.ny.gov/). Also, the state is committing to 100% electric school buses by 2035 (State of the State Book, page 161; https://www.governor.ny.gov/news/governor-hochul-delivers-2022-state-state). As a tangible accelerant of this process, New York's Governor Kathy Hochul recently announced plans to allocate $500 million in the 2022-2023 state budget specifically toward school bus electrification (https://www.wri.org/news/statement-new-york-enacts-first-nation-plan-electrify-all-state-school-buses). This is our home state, but many other states are adopting similar policies.

GIEV is focusing its initial product development efforts on Type A electric school buses, and believes that this product will fit perfectly in New York, as well as other states con

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similar school bus electrification objectives. GIEV is focusing this launch phase on product





vehicle orders commencing by late 2023-2024. GIEV projects – conservatively – delivering 50 vehicles by the end of 2024, and growing its order book consistently from there.

GIEV plans to lease a $40 million factory built to our specifications on 17 acres of a 50-acre site, formerly home to the Ford factory. Roughly $30 million will go toward the factory, and roughly $10 million will go toward the rest of the campus, which will include at least one other building that will serve as a Campus Center. Local service providers and contractors from Albany and surrounding counties are under review for infrastructure partnerships. The 150,000 sq ft factory (assembly facility) and adjacent 10,000 sq ft Campus Center will showcase leading EV technology and will potentially attract additional clean energy-focused suppliers to headquarter their operations in the area.

The Impact

Community Benefit

New York State is a leader in clean energy adoption but is lagging behind other states in attracting EV OEMs and creating electric vehicle manufacturing jobs for New Yorkers. Green Island EV Co. intends to be New York's solution to EV job creation. We ask ourselves

- Why is New York importing and subsidizing EVs manufactured outside of New York? What is New York State doing now to create EV manufacturing jobs for New Yorkers? How are New Yorkers benefiting from historic market exuberance for commercial EVs?

Green Island EV anticipates creating 200 new, good-paying jobs, with both professional staff and skilled labor needed once its facility is complete. This will have a positive effect on quality of life in the Village of Green Island, especially those that have suffered from loss of blue collar jobs and enable the purchase of homes and use of discretionary funding at area businesses.

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Development. GIEV has amassed a team of dedicated professionals with relevant expertise and the majority of GIEV's 15-member project team will move to full time management positions with focus on executing its product and market development roadmap. Much of the team has worked together in previous roles will bring significant expertise to GIEV's efforts.

Economic Value

When built, Green Island EV will have a dramatically positive impact on the quality of life in the Village of Green Island (planned manufacturing facility location) and its surrounding communities.

With a history that includes businesses such as Ford Motor Company, Honeywell, Lydall Paper Company, Sealy Mattress, and others, the Village of Green Island has long been considered a blue-collar factory town and for generations it has provided skilled labor to the local workforce, including the nearby Watervliet Arsenal. Many of those businesses have either closed or downsized over the years, like many others around the country.


Electric Vehicle OEM
founded to manufacture
Microtransit EVs in
New York

The Company

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and companies seeking efficient, sustainable, clean energy mobility solutions. GIEV anticipates to be New York's solution to EV job creation. The company should achieve breakeven around 2028, with approximately 1,100 delivered vehicles, and expects will then generate net cash flow to accelerate ambitious growth and expansion plans.

GIEV follows in the foot-steps of a strong industrial history in Green Island. Our manufacturing facility in Green Island will be on the same property that was the former home to a Ford Motor Co. factory built by Henry Ford.
The Ford Factory was built right next door to the current home of the Green Island Power Authority and Hydroelectric power plant, also built by Henry Ford, located right on the Hudson River and still in operation today.

As GIEV's CEO, John Gillie believes his #1 job is to make sure GIEV "Wins the War for EV Talent" and is led by a well- seasoned management team focused on execution. GIEV's leadership team has deep, broad- based expertise in commercial, municipal and public transportation; environmental law impacting the EV sector; Infrastructure, market development, and fundraising with over $10 billion in transactions the past decade.

John believes in engaging community stakeholders that are aligned with business strategy combined with unmatched government support at the community, county and state levels. Strong partnerships with local colleges and universities and vocational schools will give GIEV unparalleled access to talent to **Win the War for EV Talent.**

Why Invest?

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accelerated by an unprecedented increase in government incentives and societal demand for sustainable solutions in the wake of the climate crisis.

The push to lower global greenhouse gas emissions has seen an increasing amount of early-stage capital flow to companies developing decarbonization solutions. According to Bloomberg latest Investment Radar report, “Climate-tech startups raised $53.7 billion from venture capital and private equity (VC/PE) in 2021. Almost $22 billion of the total went to the transport sector, in technologies ranging from lithium-ion batteries to electric aviation.” GIEV is optimistic about leveraging the success of this raise for additional fundraising rounds.

GIEV will leverage location, relationships and incentives at a time of historic market exuberance for commercial EVs to realize economic value faster. GIEV founders have excellent reputations, track records of success, and deep private-public relationships that will be utilized in the effort to raise additional capital, establish key partnerships, and secure contracts.

Further, GIEV believes its focus on EVs puts it in one of the most desirable investor segments of the ESG (Environmental, Social & Governance) universe; ESG itself is one of the most significant developments in the institutional market in the past decade.

Partnerships

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new high quality jobs needed for its Assembly Plant located in the heart of the Village. With a history that includes businesses such as Ford Motor Company, Honeywell, Lydall Paper Company, Sealy Mattress, and others, the Village of Green Island has long been considered a blue-collar factory town and for generations, it has provided skilled labor to the local workforce, including the nearby Watervliet Arsenal.

Family owned and operated, and headquartered in Albany, NY, **LUIZZI Companies** (Construction Services, Site Development, Property Management, etc.) is the leading expert in Albany's Commercial, Private and Public Works. LUIZZI's track record of success and impeccable reputation working with The Village of Green Island led to GIEVs selection of LUIZZI to partner on the development of the facility GIEV plans to lease.

Serving a high percentage of Electric Vehicle OEMs operating today, **Commercial Vehicle Group** provides GIEV unparalleled EV industry expertise in demanding applications from concept development to finished product design, manufacturing and value-add assembly; from styling to material selection; from part performance to cost optimization

Green Island EV is a proud, active member of **Empire Clean Cities**, a 501(c)(3) not-for-profit environmental organization and designated U.S. Department of Energy Clean Cities Coalition with a mission to ensure clean air for future generations. GIEV's John Gillie, Tevin Grant and Robert Gurman sit on the **Empire Clean Cities** Board of Directors.

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Introducing Green Island EV

Competitive Advantage

- GIEV is an OEM engineered to Win New York First by leveraging existing and proven technology to accelerate product development and product market fit requirements. The company is led by a team with deep relationships in the field.
- GIEV will redefine Microtransit Mobility as a Service (MaaS) with customizable and sustainable solutions
- Anticipated to be the first commercial Microtransit EVs Made in New York by a New York based EV OEM
- GIEV campus property and buildings will be managed, developed and funded by Albany NY based LUIZZI Development Companies, the leading expert in Albany's commercial, private and public works.
- Sales, Marketing & Media driven by New York based Ecommerce platform development company TruckTractorTrailer.com building and managing GreenIslandEV.com

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Team

John Gillie

Founder/CEO & Chairman of the Board

John Gillie has spent over two decades in B2B commercial transportation with a history of developing organizations, implementing growth strategies with profitable results, M & A integration, and turnarounds. He also has deep start-up experience having built the two-sided digital marketplace for commercial assets, TruckTractorTrailer.com. Mr. Gillie currently serves on the Board of Empire Clean Cities and was the Advisor to the Founder/CEO of Lion Electric bus company from 2015-2020 and served as the Project Leader for the "White Plains (NY) School District EV Demonstration Project". John has served executive roles for First Student (First Group America bus company) ARAMARK, Republic Services and Noble Biomaterials. A proud veteran of the U.S. Marine Corps, John earned a B.A. and an M.B.A. in Finance from the University of Phoenix and has completed numerous executive development programs including those facilitated by ARAMARK, Harvard Business School, Penn State and Cornell University.

Robert Gurman

Chief Financial Officer. Member of the Board.

Robert O. Gurman is Managing Consultant of Proenergy Consulting, a clean transportation/ clean energy consulting firm. Mr. Gurman is a commercial & finance expert in the vehicle electrification/clean mobility, clean energy, renewable energy, and project & infrastructure finance space: involved in over $34 billion of transactions in his over three decade career. His most recent publication, "Taking Commercial Fleet Electrification to Scale: Financing Barriers and Solutions," was published by CALSTART (https://globaldrivetozero.org/publication/taking-commercial-fleet-electrification-to-scale-financing-barriers-and-solutions/). Mr. Gurman currently serves on the Board of Empire Clean Cities, and has consulted on clean mobility and vehicle electrification for the New York State Energy Research & Development Authority ("NYSERDA") and the New York Green Bank ("NYGB"), as well as the Montgomery County (MD) Green Bank and CALSTART.

In addition, Mr. Gurman is a co-founder, and on the Investment Committee, of Newmarket Capital - International Infrastructure Finance Company Funds (approx. $1.75 billion combined) and Acting Chairman of the Utility Debt Securitization Authority, a NY State agency restructuring and securitizing ~$5.0 billion of Long Island Power Authority (LIPA) debt. Mr. Gurman has taught project & infrastructure finance for Standard & Poor's Global Market Intelligence, and has also taught and lectured at Johns Hopkins University – SAIS (adjunct professor), Columbia University Business School, and New York University. He has also served as an Expert Witness in commercial & bankruptcy litigation.

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General Counsel; Member of the Board

[illegible]

[illegible]

[illegible]

Press

ALBANY
BUSINESS REVIEW

1/13/22, 9:20 AM Green Island EV plans microtransit electric vehicle factory at former Ford site - Albany Business Review

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New York's first EV factory planned for Green Island

An industry veteran wants to make electric vehicles in a new factory planned for Green Island.

John Gillis said he plans to build a 150,000-square-foot facility on [illegible] acres of the 30-acre site bordered by Tibbits Avenue and Cannon Street, formerly home to a Ford factory. And he plans to create 200 jobs.

His new company, Green Island EV, will make microtransit shuttles that can be used for public transportation. The goal is for the shuttles to eventually be autonomous.

This will give New York City and others the chance to buy from New York rather than importing from California or Europe or China, he said.




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Risks and Disclosures

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANYTHING YOU CANNOT LOSE ENTIRELY.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Q&A Tab above. Raise Green does not provide financial, tax, accounting, or legal advice, and does not recommend any particular investment. Investors must take into consideration their own particular financial circumstances prior to investing.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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developed, in part, with the proceeds of the Offering. The Company, which was organized in August 2021, has no operating or revenue history. The Company's initiatives towards customer acquisition and obtaining firm pre-orders are just getting started, funded - in part - with the proceeds of the Offering. There is no guarantee that the Company's efforts at developing its facilities and products, nor at customer acquisition and obtaining firm pre-orders, will be successful, in whole or in part. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Nascent Industry

The vehicle electrification industry has not reached a level of maturity, with proven products, market leaders or business models. In addition, the Company's target customers, fleet operators, are in various stages of the transition to electric vehicles, from the one extreme of giving that transition no consideration at this early stage, to a full embrace of the challenges of that transition. However, the process is different for each fleet operator, as well as their management & staff, shareholders, suppliers, and customers; regulators & government agencies, financing parties, and insurance companies, to name a few additional parties, are all figuring out their strategies. A complementary industry, that of the electric charging infrastructure providers (the electric "fuel" to EVs), is also in its infancy, and likewise experiencing similar challenges of reliable & efficient products, business models, and financing sources.

Early-stage Product Development

Within this nascent industry, there can be no assurance that GIEV will successfully develop products, and attract customers, establish the partnerships and lock in contracts, to achieve its business plans and achieve profitability in the medium or long term. As to GIEV's initial product or products, which will focus on Type A electric school buses, and similar microtransit models to start, planning is still preliminary and may not meet market expectations.

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Factory Risk

The Factory that GIEV plans to lease to manufacture their products has not been built yet. There is no agreement in place that commits Luizza's, the independent contractor GIEV expects to build and lease the Factory from, to build the Factory. Construction of GIEV's manufacturing/assembly facility is subject to an independent contractor's timely receipt of all permits & approvals, and the construction timeline is not firmly set at this point in time. Further, fit out of the facility is subject to supplier's availability of equipment, and potentially volatile prices.

The Company will need to continue to raise capital to complete build-out of its facilities and products, although Luizzi will construct the facility & campus shell buildings, and to attract new fleet customers to assure growth.

Competition

There is the threat of competition, as it is possible that other electric vehicle OEMs may take up residence in, or target as a key market, New York State. GIEV is a start-up, while there are more established competitors, and they can demonstrate actual products in service currently, whereas GIEV will rely on virtual marketing and prototypes in its initial selling cycle; this could put GIEV at a disadvantage to competitors in the near term. As such, initial fleet orders may materialize more slowly than GIEV anticipates, delaying its path to profitability, possibly significantly.

Incumbent Competition

At this stage, electric vehicles are more expensive to purchase than internal combustion engine ("ICE") vehicles, and therefore rely on government subsidies, grants and/or incentives (cash and/or tax credits) to promote adoption. When a full life cycle of reduced operating, maintenance & electric fuel costs are factored in over the vehicle life cycle, greater adoption of EVs will rely on these upfront incentives for the foreseeable future, as well as a Need Help?

but not assured – cost reductions in batteries and other primary components to drive costs







Government Regulation and Incentives

The Company is subject to legislation and regulation at multiple levels of government - federal, state and local. Regulations are continually being reviewed and occasionally updated by legislation, and the Company expects that court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on the industry and the business.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. Investors should not invest unless they can afford to lose their entire investment. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in this Security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the Company's use of proceeds.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate ir

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Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. The Company's executive officers currently hold other full-time positions and may not be able to devote the necessary time for the Company's success. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may make hiring mistakes. If we can't attract or make hiring mistakes, this could adversely affect our business, financial condition, and operating results.

Raising Additional Capital

The Company aims to raise significant capital.

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to pay off future loans and other obligations thus causing it to go into default and/or be able to pay equity investors a return on their investment. . If the Company raises additional funds by issuing additional debt or equity securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it will have a material adverse effect on the Company's financial conditior.

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There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General economic conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect contract payments, and the Company's ability to identify purchasers of its products. . The Company is focused in one industry – and an economic downturn could impact this industry specifically, while other industries are less affected – the Company carries a lack of diversification risk. The early stage means it is even more at risk to meet business objectives as there is no established revenue stream and pipeline of contracts.

COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis or fulfill subscriber contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Subscribers, Building owners may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their contractual payments which in turn would impact the Company's to meet its debt obligations and pay dividends. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

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Undercapitalization







Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company may be negatively affected by the sustainable energy industry in general, and vehicle electrification efforts in particular. The Company is a “non-diversified” investment and changes in its financial condition or market value may cause a greater fluctuation than in a “diversified investment”.

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date in the case of Debt Notes, or in the case of Equity/Shares forever. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell their securities, and must obtain Company written approval.

Valuation Risk

While the Company believes that the share price of the Securities in this offering and other terms are generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is very difficult.

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Cancellation restrictions


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committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of Shares Will Limit the Ability of Purchasers to Transfer their Interests

Shares offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Shares may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Shares, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Managemen

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Any prior transactions or businesses involving the Management Team should not be relied





Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

Common Equity Risks

Long term hold

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therefor bear the economic risks of its investment for an indefinite period of time.

No Promise of Return

Unlike a debt holder, an equity investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greatest opportunity for a higher return commonly referred to as risk vs return. Before dividends are paid to an equity holder, the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. So for example, debt outstanding, accounts payable, and if designated preferred stock holders. As a common equity owner, you are typically the last to receive any distributions. As a non-voting owner, you will not have any ability to influence the payment of dividends.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

Transfer

No transfer of the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. A

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to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost. In addition, Rule 144, which permits the resale, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity.

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444 Somerville Ave, Somerville MA 02143
info@raisegreen.com
investors@raisegreen.com

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Please contact us at info@raisegreen.com with any questions.

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GREEN ISLAND EV

Green Island EV Corp.

Green Island EV Corp. Climate Common Equity

An early-stage company founded to manufacture commercial, microtransit electric vehicles.

$1M Maximum Offering Amount

$1M
Maximum Offering Amount

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OVERVIEW | TERMS & FINANCIALS | FAQS | VIDEO | DOCUMENTS | UP

Terms

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Green Island EV Corp.

Climate Common Equity

Security Type: Non-Voting Common Equity, Class B

Target Offering Amount: $50,000

Maximum Offering Amount: $1,000,000

Minimum Investment: $100

Incremental Amounts of: $100

Price per Share: $10

Offering Period: August 22, 2022 to November 17, 2022

Target Offering Amount: $50,000

Maximum Offering Amount: $250,000

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

Use of Proceeds

The Company will use the Maximum Offering Amount for the following:

Approximately 33.3% of Net Proceeds (32.0% of Total Proceeds) will go toward the continued build-up of professional staff and/or specialized consultants; approximately 33.3% of Net Proceeds (32.0% of Total Proceeds) will fund Marketing, Pre-sales/Customer Acquisition, and approximately 33.3% of Net Proceeds (32.0% of Total Proceeds) will be earmarked for Product Development, Design & Engineering.

Raise Green charges a 4.0% success fee.

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	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**50,000**	**100.0%**	**1,000,000**	**100.0%**
Less: Raise Green Service Fees	2,000	4.0%	40,000	4.0%
Net Proceeds	**48,000**	**96.0%**	**960,000**	**96.0%**
Allocation to staff & consultants	24,000	48.00%	320,006	33.334%
Allocation to marketing, pre-sales, etc	24,000	48.00%	319,997	33.333%
Allocation to product development, design & engineering	0	0	319,997	33.333%
Total Use of Net Proceeds	**48,000**	**96.0%**	**960,000**	**94.0%**

Table 1. Use of Proceeds.

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Green Island EV Corp.

Green Island EV Corp. Climate Common Equity

An early-stage company founded to manufacture commercial, microtransit electric vehicles.

$1M Maximum Offering Amount

$1M
Maximum Offering Amount

INVEST

OVERVIEW | TERMS & FINANCIALS | FAQS | VIDEO | DOCUMENTS | UPI

Frequently Asked Questions

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How will the Company make money to pay back its investors?

GIEV is focusing in this launch phase on product design and supply chain, as well as active pre-marketing to secure firm fleet vehicle orders commencing by late 2023-2024. GIEV projects – conservatively – delivering 50 vehicles by the end of 2024, and growing its order book consistently from there. The company should achieve breakeven around 2027-2028, with approximately 1,100 delivered vehicles, and will then expect to generate net cash flow to provide dividends to its investors from then on.

What makes Green Island EV a "climate solution" investment?

As a manufacturer/assembler of electric vehicles, GIEV is addressing reduction of greenhouse gas emissions ("GHG") in the transportation sector, which accounts for approximately 30% of all US GHGs (https://www.epa.gov/greenvehicles/fast-facts-transportation-greenhouse-gas-emissions). GHG reduction is also a key goal of New York State's Climate Leadership and Community Protection Act (CLCPA), passed in 2019.

Why is Green Island offering common equity?

Green Island EV is offering common equity because it believes that it is the most efficient instrument for raising capital at this stage. GIEV will need to undergo subsequent rounds of fundraising, and by setting the share offering price in this initial round, this establishes an appropriate valuation around the company for future investors to buy into, which, as well, will benefit investors in this current round. In addition, GIEV believes that this is the most appropriate manner in which to attract and incentivize the best talent, which will be so critical to GIEV's immediate and long term success.


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Green Island EV Corp.

Green Island EV Corp. Climate Common Equity

An early-stage company founded to manufacture commercial, microtransit electric vehicles.

$1M Maximum Offering Amount

$1M
Maximum Offering Amount

INVEST

OVERVIEW TERMS & FINANCIALS FAQS VIDEO DOCUMENTS UPI

GIEV RG Video Edited

RELOAD

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Green Island EV Corp.

Green Island EV Corp. Climate Common Equity

An early-stage company founded to manufacture commercial, microtransit electric vehicles.

$1M Maximum Offering Amount

$1M
Maximum Offering Amount

INVEST

OVERVIEW | TERMS & FINANCIALS | FAQS | VIDEO | DOCUMENTS | UPI

SAMPLE Subscription Agreement

PDF

SAMPLE Subscription Agreement

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GREEN ISLAND EV

Green Island EV Corp.

Green Island EV Corp. Climate Common Equity

An early-stage company founded to manufacture commercial, microtransit electric vehicles.

$1M Maximum Offering Amount

$1M
Maximum Offering Amount

INVEST

VIEW | TERMS & FINANCIALS | FAQS | VIDEO | DOCUMENTS | UPDATES

Ask the Founders a Question

Ask them anything, and when answered, it will be published for others to see. Please include only one question per post.

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RG Video Transcript

What is Green Island EV?

Green Island EV Company is an early stage OEM founded to manufacture commercial electric vehicles in Green Island, New York on the same property that was the former home to a Ford Motor Company factory built by Henry Ford.
The Ford factory was built right next door to the current home of the Green Island Power Authority and hydroelectric power plant also built by Henry Ford, located right on the Hudson and is still in operation today. So let's just say our proposed Green Island EV campus site location has historic value.

What problem is Green Island EV trying to solve?

The problem really lies in the question how are New Yorkers benefiting from the historic market exuberance and demand for electric vehicles? And what is New York State doing to create EV manufacturing jobs for New Yorkers?
The problem as we see it is that New York State is a leader in clean energy adoption. However, we as New Yorkers lag behind other states in attracting EV OEMs to be headquartered in New York. And we are way behind creating EV manufacturing jobs. As New Yorkers, it's hard to hold ourselves up as champions to combat climate change when we are subsidizing and importing EVs manufactured outside of New York State.
The Ford factory in Green Island shut down in 1988, yet employed nearly 1,000 people in its heyday and was considered one of the largest and best employers in the area. We are ready to get to work, so go to raisegreen.com and visit Greenislandev.com to learn more and to invest. Thank you for supporting Green Island EV.